RELIABILITY SERVICE VALUE

02012861

AR/S
P.E. 11/3/01 FEB 01

PROCESSED
FEB 1 2 2002
P THOMSON FINANCIAL

FALCON PRODUCTS, INC 2001 ANNUAL REPORT

We provide customers what they want, when they want it, every time.

RELIABILITY
Consistently meeting or exceeding expectations of our customers and each other.

SERVICE
Constantly providing a pleasurable business experience for our customers.

VALUE
Continually offering product improvements, new products and lower costs.



Falcon Products, Inc. has a leading position in the commercial furniture market segments that it serves. It has the industry's leading brands, the largest manufacturing base, and the largest sales force. The Company designs, manufactures, and markets products for the hospitality and lodging, contract office, food service, healthcare, and education segments of the commercial furniture market. The Company, with headquarters in St. Louis, Missouri, currently operates 11 manufacturing facilities throughout the world and has more than 3,300 employees.

FINANCIAL HIGHLIGHTS

in thousands, except per-share data

For the Year	2001[1]	2000	1999[1]	1998[1]	1997[1]	1996
Net sales[2]	**$314,116**	$331,078	$233,019	$149,085	$118,110	$105,489
Gross margin	**76,844**	87,178	62,003	43,609	33,503	31,577
EBITDA	**31,522**	42,377	28,465	17,944	15,736	15,013
Operating profit	**20,672**	33,391	22,714	14,127	11,459	11,108
Earnings from continuing operations	**1,357**	9,196	9,264	8,575	7,220	7,001
At Year-End						
Working capital	**32,272**	43,321	46,799	35,756	38,691	34,531
Total assets	**267,467**	279,025	292,206	111,974	99,357	84,388
Total debt	**147,971**	154,408	164,506	18,815	1,794	1,405
Stockholders' equity	**60,041**	74,677	69,301	71,946	73,264	68,476
Per Common Share – Diluted						
Net earnings from continuing operations	**$ 0.15**	$ 1.05	$ 1.04	$ 0.92	$ 0.73	$ 0.71

[1] Amounts shown are before special and nonrecurring items. Fiscal 2001 results include an $18.6 million pre-tax nonrecurring charge, $12.1 million after-tax or $1.37 per share. Fiscal 1999 results include a $14.0 million pre-tax nonrecurring charge, $8.7 million after-tax or $0.97 per share. Fiscal 1998 results include a $4.8 million pre-tax nonrecurring charge and a $1.3 million pre-tax nonrecurring gain, for a net pre-tax charge of $3.5 million, $2.2 million after-tax or $0.24 per share. Fiscal 1997 results include a $3.7 million pre-tax nonrecurring charge, $2.3 million after-tax or $0.23 per share, and a $6.8 million after-tax gain on the sale of the William Hodges division, or $0.69 per share.

[2] Net sales were restated to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs".

NET SALES

in millions of dollars


43.2
56.4
71.2
83.6
105.5
118.1
149.1
233.0
331.1
314.1
92 93 94 95 96 97 98 99 00 01

EARNINGS

in millions of dollars

From continuing operations before nonrecurring items


3.1
3.7
5.3
6.2
7.0
7.2
8.6
9.3
9.2
1.4
92 93 94 95 96 97 98 99 00 01

EARNINGS PER SHARE

in dollars

From continuing operations before nonrecurring items


0.41
0.42
0.55
0.64
0.71
0.73
0.92
1.04
1.05
0.15
92 93 94 95 96 97 98 99 00 01

FELLOW SHAREHOLDERS



2001 was a very challenging year. The slowing economy negatively impacted our three major markets, as each of these markets was down significantly from the prior year. Despite this challenge, we were successful in increasing sales and market share in both the contract office and food service markets, and although sales were down in the hospitality market, we maintained our market position.

POSITIONED FOR THE FUTURE

Although the difficult economic conditions during 2001 delayed the attainment of our objectives for the year, we believe we made substantial progress in positioning the Company for the future. Our management team completed a series of strategic initiatives to drive our operating and financial performance in 2002 and beyond.

First and foremost, we restructured our manufacturing operations to reduce costs and streamline our operations. We announced the closing of our Statesville, North Carolina facility and a significant reduction in the operations of our Zacatecas, Mexico facility. These initiatives were completed ahead of schedule and will lead to improvements in operating efficiencies, quality and customer service. These actions should generate annual pre-tax savings of approximately $3 million to $4 million in 2002, and $5 million to $6 million in 2003.

We further strengthened our manufacturing operations during 2001 by establishing centers of excellence across all of our plants. Under this system, each plant will specialize in specific product categories. This will reduce manufacturing overlap and enable our employees to accelerate learning which will lead to improved quality and customer service.

We reduced our salaried workforce by approximately 10 percent during 2001. We believe we are now appropriately staffed as we move forward in 2002.

In addition to the plant-restructuring initiatives, we put all of our businesses on one operating system, (down from nine different systems) for order entry, manufacturing and financial reporting. This will improve plant scheduling, cost and inventory management.

The plant-restructuring activities and the consolidation of our information systems will substantially complete the integration of Shelby Williams, a merger that has created the premier commercial furniture company within our markets.

GROWTH OPPORTUNITIES

In 2001, we also established our newest brand, Epic Furniture Group, which provides the Company with the opportunity to expand into the high-end, high-design segment of the contract office market. At the same time, we continued our penetration into the education segment of this market. We see continued growth in education, which now represents an important part of our business.

To more effectively reach our customers, we reorganized our sales force to create dedicated sales forces for the contract office and food service markets. We took the additional step, in the contract office market, of launching a team-selling concept in which each sales representative sells all brands – Falcon, Howe, Epic, Thonet and Johnson Tables. The reorganization played a key role in achieving revenue growth and market-share gains in both markets. As we enter 2002, we are confident that we will continue to benefit from this sales approach.

Finally, the international market remains a tremendous opportunity for the Company. In 2001, sales of Howe Europe and Falcon China rose significantly as we built on the footprints we have established in those regions. To augment that success, we completed the expansion of Howe's European plant, and we will complete an expansion of our plant in China in 2002.

We are confident that our key competitive assets – the industry's best brands, leading market shares, largest and most experienced sales force, and integrated supply chain – give us a strong foundation for growth.

YEAR 2001 FINANCIAL HIGHLIGHTS

Although we were pleased with the many accomplishments over the last year, we are disappointed with our financial performance in this difficult year. A key priority for us in 2002 is to improve our financial performance with or without an improvement in the overall economic environment. We believe the steps we took in 2001 have us well on that path.

The Company reported revenues of $314 million for the year, compared with $331 million in 2000. Excluding special and nonrecurring charges, after-tax earnings were $1.4 million, or $0.15 per diluted share, compared with $9.2 million, or $1.05 per diluted share, in 2000. Including special and nonrecurring charges, we reported a net loss of $10.8 million, or $1.22 per diluted share.

We recorded a nonrecurring charge of approximately $19 million to restructure our manufacturing facilities. On an after-tax basis, the total charge is equivalent to approximately $12.1 million, or $1.37 per diluted share. In 2002, we expect to record an additional $400,000 to $500,000 pre-tax charge to finalize these strategic initiatives.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) for fiscal 2001, excluding special and nonrecurring charges, were $31.5 million, compared with $42.4 million for the prior year. We reduced long-term debt by $6.7 million during the year using cash generated from operations, despite the challenging market conditions.

STRATEGIC DIRECTION

As we look forward, we believe that the strategic direction for the Company is guided by our mission statement: Give the customers what they want, when they want it, every time. To support this mission statement, we have identified three critical qualities that will drive our ultimate success. The first is reliability, which we define as consistently meeting or exceeding expectations of our customers and each other. The second is service, which simply means we want our customers to find it a pleasure to do business with The Falcon Companies. Value, the third quality, is created by continually offering product improvements, new products and lower costs.

As we carry out our mission, it is management's job to create an environment that enables our people to be successful and rewards each employee for their contributions to that success. For 2002, we have developed a strategic roadmap that we call our balanced scorecard. The scorecard defines critical success factors and metrics for four key areas of our business: customer relationships, business processes, people development and financial performance. We are engaging our entire organization in the process of implementing our strategic roadmap. An integral part of this direction is tying our rewards system to achievement of these objectives. In 2002, all our people will participate in a rewards program tied to achieving the metrics defined in the balanced scorecard. We have confidence in our people and believe that all our stakeholders will benefit from this effort.

Although 2001 was a difficult year, the company remains committed to our previously stated objectives of doubling 2000 sales and earnings by 2005, driving the consolidation of the commercial furniture market and producing consistent operating margins of greater than 12% of sales.

We would like to take this opportunity to express our thanks to two officers who retired from the Company this past year, Robert Coulter, former president and chief operating officer of Shelby Williams, and Richard Hnatek, former vice president – quality for the Company. Both Bob and Richard were valued members of our management team, and we sincerely appreciate their many contributions to the Company over the past years.

Finally, we would like to announce two important additions to our leadership team. Cyndy Rosenbloom is our Vice President of Human Resources, and Dave Denner joins the Company as Vice President of Operations. Both Cyndy and Dave bring a depth of experience that we believe will benefit the Company immensely. They are tremendous additions to our team.

We are in uncertain economic times, but we are committed to improving our financial performance with or without a significant improvement in the economy. We are confident that the actions we have taken in 2001 position us well on that path. We have the best employees in our industry, and together, we are firmly committed to capitalize on our strengths to build shareholder value.



FRANKLIN A. JACOBS
Chairman of the Board and Chief Executive Officer



DAVID L. MORLEY
President and Chief Operating Officer

MANAGEMENT TEAM

We have the best employees in the industry. Led by our management team, we are committed to providing exceptional service, reliability and value, and to build shareholder value.



STEPHEN E. COHEN
Vice President, Sales and Marketing



MICHAEL J. DRELLER
Vice President, Finance and Chief Financial Officer



JOHN K. CRONIN
Vice President, Contract



CYNDY DONATO ROSENBLOOM
Vice President, Human Resources



MICHAEL JACOBS
Vice President, International



DANIEL L. STEINBERG
Vice President, Information Technologies



W. CRAIG WATTS
President and Chief Executive Officer, Epic Furniture Group

BRANDS	MARKETS	PRODUCTS
FALCON	Food service, contract office, education, hospitality, healthcare	Tables, wood and metal seating, booths, millwork, fiberglass seating
SHELBY WILLIAMS®	Hospitality, food service, contract office, healthcare	Wood and metal seating, upholstered seating, booths, tables
Howe.	Contract office, hospitality, education	Tables and training room furnishings, banquet tables
THONET®	Contract office, healthcare, education	Wood and metal seating, upholstered seating, task chairs
KING ARTHUR®	Hospitality	Banquet tables, platforms, dance floors
JOHNSON TABLES®	Contract office, food service, healthcare, education	Dining and occasional tables, conference room tables
Epic	Contract office, hospitality, education	Wood and metal seating, upholstered seating, complementary tables and accessories
Sellers & Josephson®	Hospitality, contract office	Vinyl wall coverings for commercial and residential markets



LYNDA GARRISON
Vice President, Support Services and Systems Development

DAVID K. DENNER
Vice President, Operations





MICHAEL J. KULA
Vice President, Corporate Technology and Development

GROWTH STRATEGIES



The Falcon Companies seeks growth by capitalizing on key competitive advantages – the industry's leading brands, leading market shares, and vertically integrated supply chain. We believe that maintaining those strengths helps position the Company to rapidly capitalize on an economic turnaround.

During 2001, we capitalized on our leading position in the food service market and achieved solid sales growth in both the quick-service segment and the casual dining segment.

Our growth in sales in the contract office market in 2001 translated into a strong increase in market share because the market declined by nearly 20 percent.

Although we held our market position in the declining hospitality market in 2001, we are confident that we are well positioned to gain market share in the future. Our ability to rapidly deliver custom product at competitive prices will drive our market share as the hospitality market strengthens.

NEW MARKETS

We expect to achieve increases in revenues and market share by expansion into new markets in 2002. Our new markets focus in 2002 will be on the high-end contract office market, the education market, and international opportunities.

EPIC

We are entering the high-end contract furniture market through Epic Furniture Group. Epic works with European designers and manufacturers to produce distinctive seating, tables, and accessories. In its first full year, Epic recorded strong sales, and it expects solid growth in 2002 and beyond.

EDUCATION MARKET

The Company's sales to the education market grew strongly in 2001. The highly successful introduction of newly designed training tables in recent years, outfitted for computers and other electronic equipment, has driven this growth both

HOSPITALITY | $600 MILLION MARKET

Customers are Marriott International, Hilton Hotels, Holiday Inn, Four Seasons Hotels and Resorts, MGM Grand Hotel, Sheraton Hotels, Starwood Hotels and Resorts Worldwide, Westin Hotels and Resorts, Vistana Resorts.

MARKET RANKING – 1ST



FOOD SERVICE | $1.4 BILLION MARKET

Customers are Red Lobster, Olive Garden, TGI Fridays, Applebee's Neighborhood Grill and Bar, Morton's of Chicago, Smith & Wollensky, Denny's, Starbucks Coffee, Chili's, Romano's Macaroni Grill, On the Border, Host Marriott.

MARKET RANKING – 1ST



QUICK SERVICE | $500 MILLION MARKET

Customers are McDonald's, Boston Market, Burger King, Wendy's, KFC, Taco Bell, Pizza Hut, Arby's, Hardee's, Krystal, Jack in the Box

MARKET RANKING – 1ST



in universities and in corporate training facilities. We expect continued growth in this market in 2002.

INTERNATIONAL

Our sales in the international markets grew strongly in 2001. We fully expect another strong year in 2002 in both the Asian and European markets.

In China, for example, the expansion of our Shenzhen manufacturing facility will be completed in 2002. We are the only U.S. company able to offer the complete package – design, manufacturing, and installation – for quick-service restaurants in China, and that gives us a powerful competitive advantage.



In 2002, we expect to solidify our international presence and more broadly communicate our capabilities. We will complete our move to a new facility in Shenzhen, China. This will allow us to benefit from increased investment in China by multinationals, as well as, expand our position with local businesses. We will also continue to grow our European business by expanding our product offering. We launched two new products focused on the contract office market in Europe in 2001 and will launch three new products in 2002 allowing us to further penetrate the training and conference markets.

SHELBY WILLIAMS

During fiscal 2001, Shelby Williams laid the groundwork to revitalize its marketing efforts. The brand is launching a new catalog that reflects a greater emphasis on development of upholstery and a greater focus on style, comfort, and detail. To coincide with the new catalog launch, the brand is unveiling a newly designed logo for a more stylish and modern image. It also is introducing a new advertising campaign as an extension of the new image.


SHELBY WILLIAMS

SHELBY WILLIAMS

CONTRACT OFFICE | $1.0 BILLION MARKET

Customers are General Motors, Cisco Systems, Microsoft, Vanguard Investments, American Express, Siebel Systems.

MARKET RANKING – 1ST

HEALTHCARE | $700 MILLION MARKET

Customers are Marriott Senior Living, Manor Care, Novation, Columbia HCA, Kaiser Permanente

MARKET RANKING – TOP TEN

EDUCATION | $500 MILLION MARKET

Customers are Cuyahoga Community College, University of Texas, Ohio State University, University of Phoenix, Texas Christian University, Northeast State University, and Suffolk University.

MARKET RANKING – TOP TEN







LEADING BRANDS



The Falcon Companies' brands have achieved success by continuing to provide **top quality,** innovative products year in and year out.

A key for 2002 will be to capitalize on the award-winning new products we launched in 2001 and continue to develop **superior solutions** to meet customers needs.

The Falcon Companies has established a reputation for its ability to customize virtually any of its products to meet a specific customer's needs. Many restaurant and hospitality customers in particular require unique products to meet the needs of a specific space, or they want special designs to differentiate their facility from their competitors' facilities. The Company excels at meeting those needs. No other company in the industry can match the Company's ability to design one-of-a-kind products, manufacture them within a reasonable time frame, at a good value, and on an unmatched scale.



Shelby Williams epitomizes these competencies and we are very excited by our hospitality platform as we look forward. New products have always been the lifeblood of Shelby Williams, but that effort intensified in 2001, particularly in the upholstered seating area. To better communicate these improvements in 2002, we will launch a new image campaign supported by a new logo, advertising, and completely new literature. In 2001, we also implemented an integrated operating system across all of our plants that will allow superior customer service. We have also dedicated customer service teams to specific customer groups to build deeper relationships and increase responsiveness. We believe Shelby Williams is well positioned for the future.

To further capitalize on its innovative ability to create new products on demand, the Company completed a restructuring of its sales force during 2001. We converted the contract office/food service sales force into separate entities, creating a dedicated sales force for each market. In the food service market, the Company has put more emphasis on expanding relationships with restaurant equipment dealers. This emphasis is an outgrowth of a successful partnership formed during 2001 with The Edward Don Company, the largest restaurant equipment dealer in the United States. That relationship has extended our reach to more individual restaurants. Such arrangements are win-win situations. The equipment dealers receive a new line of products to sell, and the Company expands its sales representation.

On the contract office side, the Company launched a dealer loyalty program called Alliance. The program is designed to build stronger relationships with office furniture dealers and their individual salespeople, while at the same time providing a cohesive package from the Company's office contract brands. Participating dealers receive a preferred discount and other strategic advantages when they agree to sell all of the Company's contract brands. Individual salespeople qualify for incentive points whenever they sell those products.



Silver



The Falcon Companies continues to win honors for the innovative design of its furniture. In fiscal 2001, the Company earned formal recognition for its design with three Silver Best of NeoCon awards.

Howe won a Silver Best of NeoCon award in the "Tables: Conference and Training" category for its new Simpla product line. Simpla is the lightest table in the market, so light that one person can reconfigure a conference, training or dining setting. The table was designed by John Bollen and introduced to the market by Howe Europe.

Thonet won two awards, one for its Yada desk chair and the other for its Move chair for healthcare facilities. Yada won for the "Seating: Desk/Workstation Task Chairs," where it was up against a record 19 other entries. Its synchronous mechanism and refreshing aesthetics helped Yada achieve an excellent reception at NeoCon.

Perhaps the most innovative product was Thonet's Move chair, winner in the "Healthcare Furniture" category. Using two motors, Move can be used as a lift chair, chair bed, recliner and treatment chair, making it useful in any healthcare facility, including acute-care and long-term care facilities. With its introduction, Thonet is poised to gain market share in the healthcare specialty seating segment.

IMPROVED EFFICIENCIES



The Falcon Companies' **integrated** supply chain enables us to meet the delivery and performance requirements of the industry's most demanding buyers. This year, management took steps to restructure the Company's manufacturing operations to **improve quality,** efficiency, and lower fixed costs.

KEY ADVANTAGES

The Company's integrated supply chain drives our ability to give the customers what they want, when they want it, every time. Our integrated supply chain allows us to provide customers a complete furniture package, with shorter lead times than our competitors. This also gives us a greater ability to control quality, as well as provide on-time delivery and high-quality customer service.

This capability is an important competitive advantage in all of the commercial furniture markets we serve, and has been a key advantage in winning contracts in the quick-service restaurant market. When Boston Market decided to introduce a new dining concept at its restaurants, it turned to The Falcon Companies for assistance. The Company offered the capability to design the new stores, manufacture the complete furniture package, and install the new interior in a very short time frame. Most importantly, we were able to meet Boston Market's aggressive roll-out schedule on a nationwide basis. The Boston Market contract boosted food service business throughout 2001 and we expect the work to continue through 2002.



RESTRUCTURING

We restructured our manufacturing operations in a number of ways that should provide better operating margins in 2002 and beyond.

- To reduce cost and increase operational focus, the Company closed its Statesville, North Carolina facility and is significantly downsizing the Zacatecas, Mexico facility.

- To boost efficiency and achieve higher margins, the Company has created centers of excellence at the remaining plants. The Company is shifting production among these facilities so that each plant develops specific manufacturing competencies. Aligning these competencies in fewer locations will enable us to deepen the skills of our people and improve quality and service to our customers. This system should lead to faster delivery times, reduced inventory, and increased quality, all of which will result in higher operating margins.

SYNESIS

- The Company has developed a quoting system "Synesis". The system is able to deliver accurate quotes quicker than ever before. Synesis is a computer-aided design system that the Company uses to design and quote customized quick-service restaurants. The system accelerates the sales process by delivering a quote to the customer sooner than before, which enables the customer to make a quicker decision. Using Synesis, the Company can now produce 100 quotes a week, far more than could be produced previously, and at the same time improves the accuracy of the quotes. The Company's system also delivers the quote and design directly to the factory floor electronically, which speeds production and delivery time to the customer.

- We expect to see improved plant scheduling, as well as improved cost and inventory management in 2002 as a result of converting all of our businesses to a single operating system. The Company's operating system now encompasses order entry, manufacturing and financial reporting. At the beginning of 2001, we had nine different systems in place.

VERTICAL INTEGRATION

FROM ORDER TO INSTALLATION

Vertically integrated manufacturing gives The Falcon Companies a significant competitive advantage – Speed. Time from the customer's first call to the sales rep to final installation of interior: Two months. Here is how it works.



1 | ORDER

Company sales rep scopes out restaurant to gather key information: size of the interior; customer demographics; busiest times of day, etc.



2 | DESIGN

Company's design services group uses sales rep's data to develop interior design, including tables, chairs, trash containers, wall décor, artwork, color scheme.



3 | ENGINEERING

Engineering group translates the design into specific production guidance.



4 | PRODUCTION

Production team uses the engineering drawings to fabricate all pieces for the interior; team constructs all items prior to shipment to ensure everything will fit together on site.



5 | INSTALLATION

Team is often able to complete an installation within 24 hours. Restaurant typically remains open, and does not lose a single day of sales.

Our goal: Create an environment that fosters success.

ACCOUNTABILITY
Define individual objectives
and expect consistent delivery.

DEVELOPMENT
Continue to build the skills
of the work force.

RECOGNITION
Reward significant
achievements.

CHANGE
Embrace change and
continuous improvement.

COMMUNICATION
Expand openness of business
goals and progress at all levels.



Financial Data Table of Contents

The Falcon Companies is the leader in the commercial furniture market segments that it serves. The following section provides financial details for fiscal 2001.

The following discussion should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto.

Certain information presented herein includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by risks and uncertainties affecting the Company's business.

Operating Results as a Percentage of Sales

The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

	November 3, 2001	October 28, 2000	October 30, 1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales, including nonrecurring items	**77.4**	73.7	74.9
Gross margin	**22.6**	26.3	25.1
Selling, general and administrative expenses	**17.9**	16.2	16.9
Special and nonrecurring items	**4.0**	—	4.5
Operating profit	**0.7**	10.1	3.7
Interest expense, net	**5.5**	5.2	3.1
Earnings (loss) before income taxes	**(4.8)**	4.9	0.6
Income tax expense (benefit)	**(1.4)**	2.1	0.4
Net earnings (loss)	**(3.4)%**	2.8%	0.2%
Supplemental Information – Before Special and Nonrecurring Items			
Gross margin	**24.5%**	26.3%	26.6%
Operating profit	**6.6**	10.1	9.7
Earnings before income taxes	**1.2**	4.9	6.6
Net earnings	**0.4%**	2.8%	4.0%

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. Fiscal years 2000 and 1999, ended October 28, 2000, and October 30, 1999, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

NET SALES

In 2001, net sales were $314.1 million, compared with $331.1 million in 2000, a decrease of 5.1%. The decrease primarily resulted from a decline in sales to the hospitality market related to the weak market conditions during the year, partially offset by an increase in sales to the food service and contract office markets.

In 2000, net sales were $331.1 million, an increase of 42.1% over 1999 net sales of $233.0 million. The sales increase over the prior year is primarily the result of the Shelby Williams acquisition.

COSTS AND EXPENSES

The Company's reported operating results for fiscal years 2001 and 1999 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The cash component of the pre-tax charge is $4.7 million. The charge is a result of the Company's strategic initiatives to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company will close its Statesville, North Carolina facility, and significantly downsize its Zacatecas, Mexico, facility, and transfer production into the Company's other plants. This charge includes costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, real estate holding exit costs, employee severance of approximately 400 employees and other related costs associated with exiting the closed facilities. Cost of sales includes a $6.0 million charge to write-down the carrying value of inventory. In 2002, the Company expects to record an additional $0.4 million to $0.5 million pre-tax charge to finalize these strategic initiatives.

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14 million, $8.7 million after taxes or $0.97 per diluted share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities.

In 2001, the Company's gross margin was $70.8 million, compared with $87.2 million in 2000. Excluding the special and nonrecurring items in 2001, gross margin was $76.8 million, a decrease of 11.9% from 2000. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 24.5% in 2001 as compared to 26.3% in 2000. Gross margin as a percent of sales decreased primarily due to product mix and pricing pressures, and the decline in sales, which reduced fixed overhead absorption and negatively impacted efficiencies at the manufacturing plants. The pricing pressure experienced by the Company was largely confined to the hospitality market and was driven by the weak market conditions within that market.

During 2000, the Company's gross margin increased to $87.2 million, or 49.0% over 1999's gross margin of $58.5 million, primarily due to increased sales volume from the Shelby Williams acquisition. Gross margin as a percent of sales, excluding the special and nonrecurring items in 1999, decreased to 26.3% in 2000 from 26.6% in 1999. The decrease was primarily attributed to a change in product mix associated with the addition of the Shelby Williams business. Combining the businesses also resulted in excess manufacturing capacity, and as a result, the Company decided to close its Lewisville, Arkansas, City of Industry, California, and Tijuana, Mexico, facilities. These closings negatively impacted the gross margin percentage for the year.

Selling, general and administrative expenses were $56.2 million, $53.8 million, and $39.3 million, in 2001, 2000, and 1999, respectively. The increase in 2001 from 2000 is a result of the addition of Epic Furniture Group and increased spending for marketing programs and information systems infrastructure support, partially offset by a reduction in variable selling expense related to the decline in sales. The increase in 2000 from 1999 is principally related to the acquisition of Shelby Williams. As a percent of sales, the expense rate was 17.9% in 2001, 16.2% in 2000, and 16.9% in 1999. The increase in the expense rate in 2001 from 2000 is a result of the increased spending discussed above and the decrease in sales. The decrease in the expense rate in 2000 from 1999 is primarily due to the elimination of duplicative selling and administrative expenses from combining the Falcon and Shelby Williams businesses, and a lower level of marketing and selling expenses required to support the combined businesses.

INTEREST AND TAXES

Net interest expense was $17.1 million, $17.1 million, and $7.3 million, in 2001, 2000, and 1999, respectively. Interest expense increased in 2000 from 1999 due to a full year of outstanding borrowings as a result of the Shelby Williams acquisition as compared with a partial year of outstanding borrowings in 1999.

Income tax expense (benefit) was $(4.2) million, $7.0 million, and $0.9 million, in 2001, 2000, and 1999, respectively. The effective income tax rate was 28.1% in 2001, 43.4% in 2000, and 59.9% in 1999. The effective tax rate includes non-deductible goodwill in all periods.

NET EARNINGS

Net earnings (loss) were $(10.8) million or $(1.22) per share in 2001 as compared to $9.2 million or $1.05 per share in 2000. Excluding the special and nonrecurring items, net earnings were $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2001 was due to the previously discussed factors, primarily the decline in sales and the decrease in gross margin as a percent of sales.

Net earnings increased to $9.2 million or $1.05 per share in 2000 from $0.6 million or $0.07 per share in 1999. The increase is due to the special and nonrecurring charge recorded in 1999 related to the integration of the Shelby Williams business. Excluding special and nonrecurring items, net earnings were $9.2 million or $1.05 per share in 2000, compared with $9.3 million or $1.04 per share in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at November 3, 2001, was $32.3 million and its ratio of current assets to current liabilities was 1.5 to 1. Cash provided by operating activities was $10.9 million in 2001, $17.3 million in 2000 and $5.0 million in 1999.

Cash used in investing activities was $5.8 million, $5.3 million, and $143.3 million in 2001, 2000, and 1999, respectively. The decrease is due to the acquisition of Shelby Williams in 1999. The Company invested $5.8 million in 2001, $5.3 million in 2000, and $6.2 million in 1999 in capital additions primarily to improve operating efficiencies and increase manufacturing capacities, as well as normal recurring capital replacements. The Company's capital budget for 2002 is approximately $5.5 million, which will be used primarily to acquire new equipment.

Cash used in financing activities was $7.3 million in 2001 and $11.0 million in 2000 and principally relates to the repayment of long-term debt and the payment of cash dividends. Cash provided by financing activities was $136.1 million in 1999 primarily related to the borrowings under credit facilities to finance the Shelby Williams acquisition. During 1999, the Company acquired 349,100 shares of its common stock at a total cost of $3 million.

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.

Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to either increase prices or improve efficiencies to offset the impact of inflation, and management presently believes that the Company will continue to be able to do so.

OTHER DATA

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

EBITDA was $31.5 million, excluding the special and nonrecurring charge, for fiscal 2001, $42.4 million for fiscal 2000, and $39.0 million, on a pro forma basis, for the full fiscal year of 1999. EBITDA margins were 10.0% of sales for fiscal 2001, 12.8% for 2000, and 11.5% on a pro forma basis in 1999.

RISK MANAGEMENT

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. To modify the risk from interest rate fluctuations, the Company enters into interest rate swap transactions that have been authorized pursuant to the Company's policies and procedures. The Company does not use financial instruments for trading purposes. The interest rate swaps are used to modify the Company's exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR.

Assuming November 3, 2001 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2001.

GENERAL ECONOMIC CONDITIONS

It is difficult to assess the impact that the current economic slowdown will have on future operations. The general economic slowdown could result in reduced spending by customers, which could reduce our sales and operating cash flow.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Notes to Consolidated Financial Statements for discussion of new accounting pronouncements.

Consolidated Statements of Earnings

For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999

In thousands, except per-share data	2001	2000	1999
Net sales	**$314,116**	$331,078	$233,019
Cost of sales, including nonrecurring items	**243,272**	243,900	174,516
Gross margin	**70,844**	87,178	58,503
Selling, general and administrative expenses	**56,172**	53,787	39,289
Special and nonrecurring items	**12,642**	—	10,500
Operating profit	**2,030**	33,391	8,714
Interest expense, net; including interest income of $117, $380, and $225, respectively	**17,149**	17,149	7,281
Minority interest in consolidated subsidiary	**(133)**	(2)	(24)
Earnings (loss) before income taxes	**(14,986)**	16,244	1,457
Income tax expense (benefit)	**(4,215)**	7,048	873
Net earnings (loss)	**$ (10,771)**	$ 9,196	$ 584
Basic and diluted earnings (loss) per share	**$ (1.22)**	$ 1.05	$ 0.07

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

November 3, 2001, and October 28, 2000

In thousands, except share data	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,670**	$ 3,929
Accounts receivable, less allowances of $949 and $1,256, respectively	**35,268**	40,113
Inventories	**49,224**	49,867
Prepayments and other current assets	**6,977**	2,978
Total current assets	**93,139**	96,887
Property, plant and equipment:		
Land	**3,392**	3,332
Buildings and improvements	**20,345**	26,124
Machinery and equipment	**44,953**	40,715
	68,690	70,171
Less accumulated depreciation	**26,156**	20,274
Net property, plant and equipment	**42,534**	49,897
Other assets, net of accumulated amortization:		
Goodwill	**117,474**	120,982
Other	**14,320**	11,259
Total other assets	**131,794**	132,241
Total assets	**$267,467**	$279,025
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 20,101**	$ 15,730
Customer deposits	**10,953**	10,289
Accrued compensation and benefits	**6,553**	11,680
Accrued interest	**5,005**	4,786
Other accrued liabilities	**6,745**	2,613
Current maturities of long-term debt	**11,510**	8,468
Total current liabilities	**60,867**	53,566
Long-term obligations:		
Long-term debt	**136,461**	145,940
Minority interest in consolidated subsidiary	**677**	810
Other	**9,421**	4,032
Total liabilities	**207,426**	204,348
Stockholders' equity:		
Common stock, $.02 par value: authorized 20,000,000 shares, issued 9,915,117	**198**	198
Additional paid-in capital	**47,376**	47,376
Treasury stock, at cost (1,117,151 and 1,193,343, shares, respectively)	**(13,468)**	(14,481)
Accumulated other comprehensive loss	**(6,460)**	(3,175)
Retained earnings	**32,395**	44,759
Total stockholders' equity	**60,041**	74,677
Total Liabilities and Stockholders' Equity	**$267,467**	$279,025

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999

In thousands	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance, October 31, 1998	$198	$47,376	$(13,557)	$ (19)	$ 37,948	$ 71,946
Net earnings	—	—	—	—	584	584
Translation adjustments	—	—	—	(202)	—	(202)
Comprehensive income						382
Cash dividends	—	—	—	—	(710)	(710)
Issuance of stock to Employee Stock Purchase Plan	—	—	574	—	(226)	348
Exercise of employee incentive stock options	—	—	177	—	(77)	100
Treasury stock purchases	—	—	(3,017)	—	—	(3,017)
Issuance of stock for acquisition	—	—	368	—	(116)	252
Balance, October 30, 1999	$198	$47,376	$(15,455)	$ (221)	$ 37,403	$ 69,301
Net earnings	—	—	—	—	9,196	9,196
Translation adjustments	—	—	—	(2,954)	—	(2,954)
Comprehensive income						6,242
Cash dividends	—	—	—	—	(1,394)	(1,394)
Issuance of stock to Employee Stock Purchase Plan	—	—	692	—	(314)	378
Exercise of employee incentive stock options	—	—	192	—	(97)	95
Issuance of stock for acquisition	—	—	90	—	(35)	55
Balance, October 28, 2000	$198	$47,376	$(14,481)	$(3,175)	$ 44,759	$ 74,677
Net loss	—	—	—	—	(10,771)	(10,771)
Translation adjustments	—	—	—	694	—	694
Change in value of cash flow hedge, net of $334 tax benefit	—	—	—	(545)	—	(545)
Minimum pension liability adjustment, net of $2,104 tax benefit	—	—	—	(3,434)	—	(3,434)
Comprehensive income (loss)						(14,056)
Cash dividends	—	—	—	—	(1,055)	(1,055)
Issuance of stock to Employee Stock Purchase Plan	—	—	802	—	(400)	402
Exercise of employee incentive stock options	—	—	211	—	(138)	73
Balance, November 3, 2001	$198	$47,376	$(13,468)	$(6,460)	$ 32,395	$ 60,041

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended November 3, 2001, October 28, 2000, and October 30, 1999

In thousands	**2001**	2000	1999
Cash flows from operating activities:			
Net earnings (loss)	**$(10,771)**	$ 9,196	$ 584
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:			
Depreciation and amortization	**11,594**	9,818	6,004
Deferred income tax provision	**(4,032)**	6,248	(5,852)
Minority interest in consolidated subsidiary	**(133)**	(2)	(24)
Special and nonrecurring items, non cash	**13,967**	—	14,000
Changes in assets and liabilities:			
Accounts receivable	**4,902**	7,184	(7,685)
Inventories	**(4,924)**	(2,873)	1,224
Prepayments and other current assets	**(725)**	(894)	(107)
Other assets	**(3,308)**	(2,270)	(1,915)
Accounts payable	**4,265**	(4,848)	1,558
Customer deposits	**664**	(1,402)	928
Accrued liabilities	**(246)**	(3,798)	(3,147)
Other liabilities	**(377)**	983	(612)
Cash provided by operating activities	**10,876**	17,342	4,956
Cash flows from investing activities:			
Additions to property, plant and equipment	**(5,805)**	(5,327)	(6,245)
Cost of businesses acquired (including working capital at acquisition of $9,596 in 1999)	**—**	—	(137,101)
Cash used in investing activities	**(5,805)**	(5,327)	(143,346)
Cash flows from financing activities:			
Repayment of long-term debt	**(6,750)**	(10,098)	(16,309)
Proceeds from long-term debt	**—**	—	162,000
Cash dividends	**(1,055)**	(1,394)	(710)
Common stock issuances	**475**	528	700
Treasury stock purchases	**—**	—	(3,017)
Debt issuance costs	**—**	—	(6,582)
Cash provided by (used in) financing activities	**(7,330)**	(10,964)	136,082
Increase (decrease) in cash and cash equivalents	**(2,259)**	1,051	(2,308)
Cash and cash equivalents – beginning of period	**3,929**	2,878	5,186
Cash and cash equivalents – end of period	**$ 1,670**	$ 3,929	$ 2,878
Supplemental cash flow information:			
Cash paid for interest	**$ 16,152**	$ 15,904	$ 2,824
Cash paid for taxes	**$ 1,126**	$ 2,377	$ 6,834

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. Fiscal years 2000 and 1999, ended October 28, 2000, and October 30, 1999, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years.

NATURE OF BUSINESS

The Company designs, manufactures and markets an extensive line of furniture and related products for the hospitality, contract office, food service, healthcare and education markets, including table bases, table tops, metal and wood chairs, booths and interior decor systems. The Company manufactures most of its products to customer order from basic raw materials. The Company markets its products to a wide variety of customers, including wholesale distributors, buying groups, architecture and design firms, office furniture dealers and end-users, through a combination of its own direct factory sales force and independent manufacturer's representatives.

The Company operates factories in Mexico through wholly-owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures and sells chair frames and fully finished wood chairs throughout Europe and North America. The Company operates Howe Europe A/S, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $22.4 million, $25 million, and $18.6 million in 2001, 2000, and 1999, respectively. At November 3, 2001, and October 28, 2000, long-lived assets of the foreign operations were $12.1 million and $11.6 million, respectively.

REVENUE RECOGNITION

The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped to the customer.

SHIPPING AND HANDLING FEES

Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" requires that all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and should be classified as such. The Company adopted the provisions of EITF No. 00-10 and upon adoption, restated the comparative financial statements for prior periods to comply with the classification guidelines of the issue. The adoption of EITF Issue No. 00-10 increased both net sales and cost of sales by $15.1 million, $15.3 million, and $10.5 million, for 2001, 2000, and 1999, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

INVENTORIES

Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 50% and 60% of the inventories at November 3, 2001 and October 28, 2000, respectively, have been determined using the Last-in, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 3, 2001, and October 28, 2000, the inventory valued using LIFO approximates FIFO.

Inventories at November 3, 2001 and October 28, 2000, consist of the following:

In thousands	2001	2000
Raw materials	**$33,501**	$32,932
Work in process	**9,054**	9,094
Finished goods	**6,669**	7,841
	$49,224	$49,867

PROPERTY, PLANT AND EQUIPMENT

Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations.

Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements – 5 to 40 years; machinery and equipment – three to 13 years. Depreciation expense was $5.3 million, $4.3 million and $2.8 million in 2001, 2000 and 1999, respectively.

LONG-LIVED ASSETS

Long-lived assets include primarily property and goodwill. Long-lived assets being retained for use are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during the period in which the loss was incurred. An impairment loss is calculated as the difference between the carrying value of the assets and the present value of estimated future net cash flows or comparable market values, giving consideration to recent operating performance.

Long-lived assets that are to be disposed of are reported at the lower of carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.

OTHER ASSETS

Other assets consist of the following at November 3, 2001 and October 28, 2000:

In thousands	2001	2000
Goodwill, net of accumulated amortization of $10,834 and $7,326	**$117,474**	$120,982
Deferred financing fees, net of accumulated amortization of $2,032 and $1,149	**5,191**	5,559
Deferred catalog costs, net of accumulated amortization of $717 and $166	**3,046**	798
Other, net of accumulated amortization of $2,671 and $1,596	**3,948**	4,902
Deferred tax assets	**2,135**	—
	$131,794	$132,241

Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over 30 to 40 years. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to ten years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years. Amortization of goodwill was $3.5 million, $3.5 million, and $1.8 million in 2001, 2000, and 1999, respectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s. and Howe Europe A/S has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included in accumulated other comprehensive loss.

For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.

The net foreign currency translation and transaction gains (losses) included in earnings for 2001, 2000, and 1999, were $25, $(46), and $267, thousand, respectively.

INTEREST RATE RISK MANAGEMENT

At the beginning of 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity." Under this standard, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income. The adoption of this standard did not have a material impact on the Company's consolidated financial statements taken as a whole.

EARNINGS PER SHARE

Earnings per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SEGMENTS

In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

COMPREHENSIVE INCOME

Comprehensive income represents the change in stockholders' equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of the following at November 3, 2001, and October 28, 2000:

In thousands	**2001**	2000
Cumulative translation adjustments	**$(2,481)**	$(3,175)
Minimum pension liability adjustment, net of tax of $2,104	**(3,434)**	—
Fair value of cash flow hedge, net of tax of $334	**(545)**	—
	$(6,460)	$(3,175)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) approved the issuance of SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will adopt SFAS No. 142 on November 4, 2001, and is in the process of performing an impairment review. The Company believes that the adoption of SFAS No. 142 will not have a material impact on the Comany's consolidated financial position. The Company's pre-tax goodwill amortization expense for 2001, 2000, and 1999 was $3.5 million, $3.5 million, and $1.8 million, respectively.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 establishes the accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and the disposal of segments of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and early application is encouraged. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2 – Business Acquisitions

In June 1999, the Company acquired all of the common stock of Shelby Williams Industries, Inc. and its subsidiaries ("Shelby Williams") for a cash price of $137.1 million. Shelby Williams is a leading manufacturer of contract seating for the commercial contract furniture market. The Company used the purchase method of accounting to record this acquisition. Accordingly, results of operations have been included in the financial statements from the date of acquisition. The purchase price was allocated to the assets and liabilities based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over assets acquired of $99.2 million, which is amortized on a straight line basis over 40 years.

The Company's unaudited pro forma results, excluding special and nonrecurring items, assuming the acquisition occurred as of the beginning of fiscal 1999, would have been net sales of $325.8 million, net earnings of $7.4 million, and basic and diluted earnings per share of $0.83. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations had the combinations been in effect during the periods presented, or of future results.

Note 3 – Special and Nonrecurring Items

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The charge is a result of the Company's strategic initiatives to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company will close its Statesville, North Carolina, facility; significantly downsize its Zacatecas, Mexico, facility; and transfer production into the Company's other plants. This charge includes costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, real estate holding costs, employee severance of approximately 400 employees and other related costs associated with exiting the closed facilities. Cost of sales includes a $6.0 million charge to write-down the carrying value of inventory. In 2002, the Company expects to record an additional pre-tax charge of $0.4 million to $0.5 million to finalize these strategic initiatives.

A summary of activity related to the strategic initiatives is as follows:

In thousands	2001
Charges to operations:	
Asset write-downs	**$ 7,967**
Inventory disposal and product elimination costs	**6,000**
Employee severance costs	**2,520**
Real estate exit and other costs	**2,155**
	18,642
Asset write-down or cash payments:	
Asset write-downs	**7,967**
Inventory disposal and product elimination costs	**6,000**
Employee severance costs	**971**
Real estate exit and other costs	**868**
	15,806
Liability at November 3, 2001	**$ 2,836**

During 1999, in conjunction with the acquisition of Shelby Williams, the Company recorded a pre-tax integration charge of $14.0 million, $8.7 million after taxes or $0.97 per diluted share, to cover the anticipated costs of combining its existing business with the acquired business. The charge relates to the closing of certain duplicative manufacturing facilities. Included in this charge is $3.5 million to write down the carrying value of inventory, which is included in Cost of Sales, while the remaining components are reported in Special and Nonrecurring Items in the accompanying Consolidated Statements of Earnings. This charge includes costs associated with asset write-downs, asset dispositions and other related costs associated with closing the duplicative manufacturing facilities of $11.6 million, real estate exit costs of $1 million and severance costs related to the elimination of approximately 500 positions of $1.4 million. All items were paid or utilized by October 28, 2000.

Note 4 – Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2010.

The future minimum rental commitments due under lease agreements are as follows at November 3, 2001:

In thousands	Capital Leases	Operating Leases
2002	$ 61	$ 3,592
2003	61	3,515
2004	61	3,134
2005	—	2,863
2006	—	2,113
Later years	—	10,093
Total minimum lease payments	183	$25,310
Less-amount representing interest	(13)	
Present value of minimum lease payments	$170	

Total operating lease and rental expense was approximately $3.2 million, $2.8 million, and $2.4 million in 2001, 2000, and 1999, respectively.

Note 5 – Long-Term Debt

Long-term debt consists of the following at November 3, 2001 and October 28, 2000:

In thousands	2001	2000
11.375% Senior subordinated notes, due June 15, 2009	**$100,000**	$100,000
Term loan expiring April 30, 2005, interest at LIBOR + 2.50%	**44,415**	51,150
Revolving line of credit, interest at LIBOR + 2.50%	**—**	—
Notes payable to a foreign bank, secured by certain assets of Falcon Mimon, due in varying monthly installments, interest ranging from LIBOR + 1.4% to LIBOR + 2.15%	**2,035**	1,683
Notes payable to a foreign bank, secured by certain assets of Howe Europe, due in varying quarterly installments, interest at 4.5% to 5.1%	**1,351**	1,353
Obligations under capital leases	**170**	222
	147,971	154,408
Less current maturities	**11,510**	8,468
	$136,461	$145,940

The Company's long-term debt matures (in thousands) as follows: $11,510 in 2002, $12,176 in 2003, $14,864 in 2004, $8,070 in 2005, $0 in 2006, and $101,351 thereafter.

In June 1999, the Company entered into a new $120 million senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions which provides for a six year term loan of $70 million (the "Term Loan") and a six year revolving credit facility of up to $50 million (the "Revolving Credit Facility"). In June 2001, the Company amended the Revolving Credit Facility to reduce the amount available under the facility to $30 million. At November 3, 2001, the Company had outstanding indebtedness of $44.4 million under the Term Loan, and no amounts were outstanding under the Revolving Credit Facility.

The loans outstanding under the Senior Secured Credit Facility bear interest at the Company's option, at (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate and the rate which is 1% in excess of the rates on overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"), plus the applicable margin. The applicable margin is determined based on total leverage ratio, as defined. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 1.75% to 2.50% for LIBOR borrowings and from 0.75% to 1.50% for Base Rate borrowings.

Concurrently with entering into the Senior Secured Credit Facility, the Company issued $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999. The proceeds from the issuance were used in conjunction with the Senior Secured Credit Facility to finance the Shelby Williams acquisition along with the fees and expenses associated with the acquisition. At any time prior to June 15, 2002, the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 111.375% of the principal amount, with the net cash proceeds from public equity offerings.

Under the terms of the Senior Secured Credit Facility and the indentures pursuant to which the Senior Subordinated Notes have been issued (the "Indenture"), the Company must comply with certain covenants including limitations relating to the payment of dividends and the maintenance of specific ratios.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 3, 2001, and October 28, 2000, was approximately $138 million and $145 million, respectively.

At November 3, 2001, the Company had no letters of credit outstanding.

Note 6 – Derivative Instruments

The Company uses interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments and to reduce borrowing costs. The Company has two interest rate swap agreements that modify the interest rate characteristics without changing the underlying principal amount. At November 3, 2001, the Company had an interest rate collar agreement with a notional amount of $35 million that provides a 5.25% floor and an 8% cap for LIBOR rates. The Company makes payments when interest rates fall below the floor level and receives payments when interest rates rise above the cap. Changes in the fair value of this interest rate agreement designated as a hedging instrument of the variability of cash flows are reported in accumulated other comprehensive loss. During 2001, $545 thousand, net of tax of $334 thousand, was recorded as other comprehensive loss.

Also at November 3, 2001, the Company had an interest rate swap agreement with a notional amount of $65 million that has the Company paying a swap rate of 11.26% and receiving a swap rate of 11.375% through June 2004. Changes in the fair value of this interest rate agreement are reported in earnings.

Management believes that the sellers of the interest rate swap agreements will be able to meet their obligations under the agreements. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparty is not anticipated nor would it have a material adverse effect on the results of operations or financial position of the Company.

Note 7 – Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

The components of income tax expense (benefit) are as follows:

In thousands	2001	2000	1999
Current:			
Federal	**$(1,023)**	$ 648	$ 1,755
State	**617**	41	255
Foreign	**223**	111	304
Deferred	**(4,032)**	6,248	(1,441)
	$(4,215)	$7,048	$ 873

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

In thousands	2001	2000	1999
Computed "expected" federal income tax expense (benefit)	**$(5,095)**	$5,522	$ 494
Increase (decrease) resulting from:			
State income taxes	**40**	767	58
Non-deductible goodwill amortization	**1,109**	1,059	532
Other, net	**(269)**	(300)	(211)
	$(4,215)	$7,048	$ 873

The significant components of deferred income tax assets and liabilities are as follows:

In thousands	2001	2000
Deferred tax assets:		
Reserves and accruals	**$ 7,880**	$ 5,400
Net operating loss carryforward	**3,947**	352
Pension liability	**2,927**	—
	14,754	5,752
Deferred tax liabilities:		
Depreciation and other property basis differences	**(3,606)**	(1,682)
Inventories	**(3,251)**	(2,806)
Other	**(2,487)**	(2,324)
	(9,344)	(6,812)
Net deferred income tax (liability) asset	**$ 5,410**	$(1,060)

Net current deferred income tax assets of $3.3 million and net non-current deferred income tax assets of $2.1 million are included in prepayments and other current assets and other assets, respectively, in the accompanying Consolidated Balance Sheets. The Company's net operating loss carryforward expires in 2013. At November 3, 2001, and October 28, 2000, the Company has recorded a valuation allowance of $270 thousand.

Note 8 – Stock Option and Stock Purchase Plans

The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and nonqualified stock options to purchase shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant.

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 2,000 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

The Company accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.

Stock option transactions under the plans for 2001, 2000, and 1999 are summarized below:

	2001		2000		1999	
	Average Price	**Number of Shares**	Average Price	Number of Shares	Average Price	Number of Shares
Options outstanding at beginning of year	**$11.08**	**1,188,553**	$11.09	1,289,970	$11.66	870,848
Options granted	**7.28**	**851,000**	9.22	24,000	10.52	567,000
Options canceled	**11.03**	**329,600**	11.38	110,700	12.45	135,839
Options exercised	**4.88**	**15,900**	6.68	14,717	8.03	12,039
Options outstanding at end of year	**$ 9.24**	**1,694,053**	$11.08	1,188,553	$11.09	1,289,970
Exercisable at end of year		**697,233**		734,033		530,340

Stock options outstanding at November 3, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise	Number of Options	Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 4.09 – $ 7.38	831,414	9.0	$ 7.24	17,414	$ 5.68
$ 7.50 – $11.75	634,189	5.0	10.08	506,789	9.76
$12.73 – $15.00	228,450	5.5	14.15	173,030	14.13
	1,694,053	7.0	$ 9.24	697,233	$10.75

Pro forma net earnings and net earnings per common share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

In thousands, except per-share amounts	**2001**	2000	1999
Net earnings (loss) – pro forma	**$(11,411)**	$8,629	$ 55
Net earnings (loss) per share – pro forma	**$ (1.29)**	$ 0.98	$0.01
Weighted-average fair value of options granted	**$ 2.92**	$ 4.64	$3.07

For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

In thousands	**2001**	2000	1999
Expected dividend yield	**1%**	1%	1%
Expected stock price volatility	**43%**	30%	30%
Risk-free interest rate	**5.0%**	5.5%	5.2%
Expected life of option	**5.9 years**	5.8 years	6.2 years

Note 9 – Earnings Per Share

In accordance with SFAS No. 128, the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2001, 2000, and 1999.

In thousands, except per-share amounts	**2001**	2000	1999
Net earnings (loss)	**$(10,771)**	$9,196	$ 584
Average shares outstanding	**8,833**	8,741	8,825
Assumed exercise of options (treasury method)	**—**	49	53
Average shares outstanding adjusted for dilutive effects	**8,833**	8,790	8,878
Basic earnings (loss) per share	**$ (1.22)**	$ 1.05	$ 0.07
Diluted earnings (loss) per share	**$ (1.22)**	$ 1.05	$ 0.07

Basic earnings per share was computed by dividing earnings (loss) by the weighted average shares of common stock outstanding during the year. Diluted earnings (loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 1,694,053 shares at a weighted average exercise price of $9.24 per share, 852,610 shares at a weighted average exercise price of $12.02 per share and 748,550 shares at a weighted average exercise price of $12.61 were outstanding during 2001, 2000, and 1999, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock or the shares would be antidilutive.

Note 10 – Pension Plans

The Company has five noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are generally based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.

In thousands	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 32,729**	$30,990
Service cost	**2,092**	1,855
Interest cost	**2,479**	2,220
Actuarial (gain)/loss	**4,827**	(368)
Benefits paid	**(1,691)**	(1,968)
Benefit obligation at end of year	**$ 40,436**	$32,729
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 30,399**	$30,285
Actual return on plan assets	**(2,373)**	1,994
Employer contributions	**1,681**	88
Benefits paid	**(1,691)**	(1,968)
Fair value of plan assets at end of year	**$ 28,016**	$30,399
Reconciliation of funded status		
Underfunded status	**$(12,420)**	$ (2,330)
Unrecognized net actuarial loss	**9,640**	216
Unrecognized transition asset	**(77)**	(93)
Unrecognized prior service cost	**571**	469
Net amounts recognized	**$ (2,286)**	$ (1,738)
Net amounts recognized		
Accrued benefit liability	**$ (8,543)**	$ (1,738)
Intangible asset	**719**	—
Accumulated other comprehensive loss	**5,538**	—
Net amounts recognized	**$ (2,286)**	$ (1,738)
Components of net periodic benefit cost		
Service cost	**$ 2,092**	$ 1,855
Interest cost	**2,479**	2,220
Expected return on plan assets	**(2,703)**	(2,634)
Amortization of plan assets	**6**	—
Amortization of prior service cost	**78**	73
Amortization of transition asset	**(16)**	(33)
Recognized net actuarial loss	**99**	10
Net periodic benefit cost	**$ 2,035**	$ 1,491

The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

	2001	2000
Discount rate	**7.00%**	7.75%
Rate of salary increase	**5.00%**	5.00%
Expected long-term rate of return on plan assets	**9.00%**	9.00%

Note 11 – Transactions with Related Parties

Certain of the Company's directors or their affiliates provide various consulting and other professional services to the Company or purchase some of the Company's products. During 2001, 2000, and 1999, the Company's transactions with those directors or their affiliates totaled approximately $190, $456, and $874, thousand, respectively.

Note 12 – Contingencies

The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations, and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.

Note 13 – Quarterly Financial Information (Unaudited)

In thousands, except per-share data

2001	**First**	**Second**	**Third**	**Fourth**
Net sales	**$76,187**	**$77,109**	**$ 77,024**	**$83,796**
Gross margin	**20,000**	**18,187**	**12,446**	**20,211**
Special and nonrecurring items	**—**	**—**	**12,000**	**642**
Net earnings (loss)	**1,252**	**(392)**	**(11,072)**	**(559)**
Diluted earnings (loss) per share	**$ 0.14**	**$ (0.04)**	**$ (1.25)**	**$ (0.06)**

2000	First	Second	Third	Fourth
Net sales	$78,790	$83,278	$ 81,901	$87,109
Gross margin	21,311	21,300	21,350	23,217
Net earnings	2,065	2,347	2,687	2,097
Diluted earnings per share	$ 0.24	$ 0.27	$ 0.31	$ 0.24

TO FALCON PRODUCTS, INC.:

We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 3, 2001, and October 28, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
St. Louis, Missouri
December 14, 2001

Selected Financial Data

In thousands, except per-share data	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operating Data:										
Net sales[1]	**$314,116**	$331,078	$233,019	$149,085	$118,110	$105,489	$83,591	$71,213	$56,371	$43,150
Cost of sales, including nonrecurring items	**243,272**	243,900	174,516	108,726	84,607	73,912	56,827	48,574	39,151	29,545
Gross margin	**70,844**	87,178	58,503	40,359	33,503	31,577	26,764	22,639	17,220	13,605
Selling, general and administrative expenses	**56,172**	53,787	39,289	29,482	22,044	20,469	16,992	14,354	11,177	8,571
Special and nonrecurring items	**12,642**	—	10,500	271	3,700	—	—	—	—	—
Operating profit	**2,030**	33,391	8,714	10,606	7,759	11,108	9,772	8,285	6,043	5,034
Interest expense (income), net	**17,149**	17,149	7,281	619	(139)	(95)	(141)	(145)	223	137
Minority interest	**(133)**	(2)	(24)	(64)	(47)	(89)	44	(4)	—	—
Earnings (loss) from continuing operations before income taxes	**(14,986)**	16,244	1,457	10,051	7,945	11,292	9,869	8,434	5,820	4,897
Income tax expense (benefit)	**(4,215)**	7,048	873	3,701	3,019	4,291	3,693	3,121	2,137	1,761
Net earnings (loss) from continuing operations	**(10,771)**	9,196	584	6,350	4,926	7,001	6,176	5,313	3,683	3,136
Discontinued operations, net of tax	—	—	—	—	938	1,432	1,281	864	764	599
Gain on sale of discontinued operations, net of tax	—	—	—	—	6,770	—	—	—	—	—
Net earnings (loss)	**$(10,771)**	$ 9,196	$ 584	$ 6,350	$ 12,634	$ 8,433	$ 7,457	$ 6,177	$ 4,447	$ 3,735
Earnings (loss) per share – Diluted:[2]										
Continuing operations	**$ (1.22)**	$ 1.05	$ 0.07	$ 0.68	$ 0.50	$ 0.71	$ 0.64	$ 0.55	$ 0.42	$ 0.41
Discontinued operations	—	—	—	—	0.09	0.15	0.13	0.09	0.09	0.08
Gain on sale of discontinued operations	—	—	—	—	0.69	—	—	—	—	—
Net earnings per share	**$ (1.22)**	$ 1.05	$ 0.07	$ 0.68	$ 1.28	$ 0.86	$ 0.77	$ 0.64	$ 0.50	$ 0.48
Cash dividends per share	**$ 0.12**	$ 0.16	$ 0.08	$ 0.16	$ 0.14	$ 0.10	$ 0.07	$ 0.04	—	—
Financial Position:										
Working capital	**$ 32,272**	$ 43,321	$ 46,799	$ 35,756	$ 38,691	$ 34,531	$29,927	$25,658	$25,129	$13,327
Property, plant and equipment, net	**42,534**	49,897	48,841	27,498	25,211	24,485	21,529	18,467	11,069	10,674
Capital expenditures	**5,805**	5,327	6,245	6,594	3,807	4,449	4,969	4,608	1,506	1,131
Total assets	**267,467**	279,025	292,206	111,974	99,357	84,388	74,884	64,905	53,228	40,555
Total debt	**147,971**	154,408	164,506	18,815	1,794	1,405	1,889	1,787	860	9,250
Stockholders' equity	**60,041**	74,677	69,301	71,946	73,264	68,476	58,307	50,556	44,147	23,404

[1]Net sales were restated to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

[2]Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

BOARD OF DIRECTORS

Franklin A. Jacobs •
Chairman of the Board and
Chief Executive Officer,
Falcon Products, Inc.

Martin Blaylock
Retired, Vice President of
Manufacturing Operations,
Monsanto Company

Melvin F. Brown +
Chairman Emeritus,
Deutsche Financial Services

Donald P. Gallop •
Chairman,
Gallop, Johnson & Neuman, L.C.
Attorneys At Law

S. Lee Kling •
Chairman of the Board,
Kling Rechter & Co., Inc.

Lee M. Liberman +
Retired, Past Chairman
of the Board,
Laclede Gas Company

David L. Morley
President and
Chief Operating Officer,
Falcon Products, Inc.

Steven C. Roberts +
Co-Founder & President,
Roberts-Roberts & Associates

• Member Executive Committee
+ Member Audit Committee

CORPORATE OFFICERS

Franklin A. Jacobs
Chairman of the Board and
Chief Executive Officer

David L. Morley
President and
Chief Operating Officer

Stephen E. Cohen
Vice President, Sales and
Marketing

John K. Cronin
Vice President, Contract

David K. Denner
Vice President, Operations

Michael J. Dreller
Vice President, Finance and Chief
Financial Officer

Lynda Garrison
Vice President, Support Services
and Systems Development

Michael Jacobs
Vice President, International

Michael J. Kula
Vice President, Corporate
Technology
and Development

Cyndy Donato Rosenbloom
Vice President, Human Resources

Daniel L. Steinberg
Vice President, Information
Technologies

W. Craig Watts
President and
Chief Executive Officer,
Epic Furniture Group

TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 368 5948

INDEPENDANT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

CORPORATE COUNSEL

Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105

FACILITIES

Corporate Headquarters:

9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.falconproducts.com

Domestic Manufacturing Facilities:

22 Falcon Drive
Belmont, Mississippi 38827

2075 Highway 43
Canton, Mississippi 39046

50 Amor Avenue
Carlstadt, New Jersey 07072

86 Route 4 East
Englewood, New Jersey 07631

150 Shelby Williams Drive
Morristown, Tennessee 37813

810 West Highway 25/70
Newport, Tennessee 37821

Foreign Facilities:

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. – P.O. Box 12865

Falcon Mimon a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products (Shenzhen) Limited
Pin Hu Cun, Pin Hu Zheng
Shenzhen
The People's Republic of China
518111

Howe Europe A/S
Fabriksvej 15c Roejle
5500 Middelfart, Denmark

Industrial Muebiera
Shelby Williams, S.A. DE C.V.
Manzana IV, Lote 1, Parque
Industrial Calera DE V.R. 98500
Calera, Zacatecas, Mexico

Showrooms / Sales Offices:

6301 N.W. 5th Way
Suite 3600
Ft. Lauderdale, FL 33309

11-111 and 11-94 Merchandise Mart
Chicago, Illinois 60654

3525 Piedmont Road North East
Suite 100
Atlanta, Georgia 30305

7026 Old Katy Road
Suite 267
Houston, Texas 77024

8687 Melrose Avenue
Los Angeles, California 90069

7901 S.W. 6th Court
Suite 120
Plantation, Florida 33324

150 East 58th Street
Suite 300
New York, New York 10005

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company at no charge.

Direct your written requests to:
Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

TRADING INFORMATION

Falcon Products, Inc., common stock is traded on the New York Stock Exchange under the symbol FCP.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, March 14, 2002, at 4:00 p.m. Central Standard Time at the St. Louis Club, 16th Floor, 7701 Forsyth Boulevard, Clayton, Missouri 63105

FALCON®

FALCON PRODUCTS, INC. | 9387 DIELMAN INDUSTRIAL DRIVE | ST. LOUIS, MISSOURI 63132